Exhibit 99.41

APHRIA ENTERS INTO SUPPLIER AGREEMENT WITH SHOPPERS DRUG MART

Conference call December 4, 2017 at 5:30 pm ET

Leamington, Ontario — December 4, 2017 — Aphria Inc. (“Aphria” or the “Company”) (TSX: APH and US OTC: APHQF) today announced that it has entered into an agreement to become a medical cannabis supplier to Shoppers Drug Mart.

Subject to Health Canada’s approval of Shoppers Drug Mart’s application to be a licensed producer, under the terms of the agreement the Company will supply Shoppers Drug Mart with Aphria-branded medical cannabis products. It is expected the products will be sold online, as Canadian regulations currently restrict the sale of medical cannabis in retail pharmacies.

“We have an impeccable record cultivating and producing high-quality, medical-grade cannabis,” said Vic Neufeld, CEO of Aphria. “These traits make us a strong partner for an organization looking to serve and support Canadian patients.”

CONFERENCE CALL ON DECEMBER 4, 2017

Management will hold a conference call on December 4, 2017 at 5:30 pm ET to discuss the supplier agreement between Aphria and Shoppers Drug Mart. Interested participants may take part by dialing (888) 231-8191. A replay of this call will be available until January 4, 2018 by dialing (855) 859-2056 with the passcode 6395256.

We Have a Good Thing Growing.

About Aphria

Aphria Inc., one of Canada’s lowest cost producers, produces, supplies and sells medical cannabis. Located in Leamington, Ontario, the greenhouse capital of Canada. Aphria is truly powered by sunlight, allowing for the most natural growing conditions available. Aphria is committed to providing pharma-grade medical cannabis, superior patient care while balancing patient economics and returns to shareholders.

###

For further information please contact:

David Ryan

Edelman

david.ryan@edelman.com

416-455-1927

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, estimated margins, expectations with respect to actual volumes under the agreement, expectations for future growing capacity and costs, the completion of any capital project or expansions, and expectations with respect to future production costs. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving medical marijuana; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the medical marijuana industry in Canada generally, income tax and regulatory matters; the ability of Aphria to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.